10028628

RB 3/31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~30520~~

8-21703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Merchant Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street
(No. and Street)

New York, (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Barnett (212) 223-8290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd. (Address) Woodbury (City) New York (State) 11797 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/1

OATH OR AFFIRMATION

I, David W. Unsworth, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Merchant Group, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO
Title

Notary Public

MARIE D[illegible]
Notary Public, State of New York
No. [illegible]
Qualified in [illegible] County
Commission Expires July 6, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Legend Merchant Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Legend Merchant Group, Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

Woodbury, New York
February 25, 2010

Marks Paneth & Shron LLP
88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921

Telephone: 516.992.5900
Fax: 516.992.5800
www.markspaneth.com

LEGEND MERCHANT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 73,510
Due from clearing firm	10,212
Securities owned, at fair value	681,769
Due from Ledge End Corp.	446,497
Secured demand note receivable	1,800,000
Furniture and equipment - net	26,516
Employee advances	151,500
Other assets	148,120
Total assets	$3,338,124

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 205,697
Accounts payable and accrued expenses	541,749
Subordinated loan drawdown notes payable	496,000
Total liabilities	1,243,446
Commitments (See Notes)	
Subordinated demand note payable	1,967,904
Stockholder's equity	
Common stock	200
Additional paid-in capital	2,393,691
Accumulated deficit	(1,992,117)
	401,774
Less: Treasury stock	(275,000)
Total stockholder's equity	126,774
Total liabilities and stockholder's equity	$ 3,338,124

See notes to financial statement.

NOTE 1 - ORGANIZATION

Legend Merchant Group, Inc., a New York corporation, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as an introducing broker-dealer with the Commodity Futures Trading Commission. The Company has offices in New York, New York and San Francisco, California, and is wholly owned by Ledge End Corp. ("Ledge End").

The Company executes transactions in listed and over-the-counter securities, trades securities on a proprietary basis, and provides investment banking services. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions, commission income and related expenses are recorded on a trade date basis. Investment banking revenues include gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recognized on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Fees earned from providing financial advisory services are recognized as services are rendered.

Securities owned are stated at quoted market value with unrealized gains and losses included in earnings.

Depreciation

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful life of the respective assets.

Income Taxes

The Company uses the liability method to determine its income tax expense as required under the ASC 740, Income Taxes. Deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets

and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Effective January 1, 2009, the Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainties in Income Taxes - an interpretation of FASB Statement No. 109," now incorporated in ASC 740, which provide standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The adoption of FIN 48 did not have a material effect on the Company's financial position as of January 1, 2009 or the Company's results of operations and cash flows for the year ended December 31, 2009. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the statement of financial condition through February 25, 2010, the date the financial statements were available to be issued. Refer to Note 12.

Fair Value

Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels, as described in Note 4.

NOTE 3 - DUE FROM CLEARING FIRM

At December 31, 2009, due from clearing consisted of the following:

Cash	$ 50,000
Money market funds	1,899
Commission receivable	177,389
Balance due	(219,076)
	$ 10,212

NOTE 4 - SECURITIES OWNED, AT FAIR VALUE

Marketable securities consist of corporate stocks at quoted market value in public market.

The fair value hierarchy defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk (or other parties such as a Counterparty in a swap) in its assessment of fair value. The Company's securities are U.S. equity securities and are Level 1.

NOTE 5 - FURNITURE AND EQUIPMENT

		Estimated Useful Life
Computers	$ 118,064	5 years
Furniture and fixtures	27,803	7 years
	145,867	
Less: Accumulated depreciation	(119,351)	
	$ 26,516	

Depreciation expense was $30,731 for the year.

NOTE 6 - SECURED DEMAND NOTE

The borrowing under a subordination agreement approved by FINRA as of December 31, 2009 consists of the following:

Secured demand note collateral agreement for equity capital issued by Ledge End Corp. (Lender), 7 percent, due November 2, 2011	$1,800,000

The Lender and the Company have elected to have all eligible accrued interest payable on this loan considered as additional subordinated capital for purposes of computing net capital. The amount of accrued interest payable per month is approximately $11,000. The Lender has pledged $2,500,000 of investment grade bonds as collateral for the Secured demand note. To the extent that the above borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

During 2009, the Company took various drawdowns against the subordinated demand note payable aggregating $496,000. The drawdowns are evidenced by notes payable, are due on demand, and accrue interest at 7% per annum.

NOTE 7 - INCOME TAXES

The Company and its parent file federal tax returns and state tax returns, where permitted, on a consolidated basis. Income taxes are determined on a separate return basis.

The provision for income taxes consists of the following:

Current:	
Federal	$ --
State and local	--
Total current	--
Deferred:	
Federal	(695,980)
State and local	(230,696)
	(926,676)
Less: Valuation allowance	926,676
Total deferred	--
Total provision for income taxes	$ --

The Company maintains a valuation allowance of $926,676 at December 31, 2009 against its federal, state and city net operating loss carryforwards, as it is more likely than not that they will not be fully realized. Management will reverse the valuation allowance once the Company generates sufficient taxable income to absorb tax losses in whole or in part. At December 31, 2009, the Company had available federal and state net operating losses of approximately $2,380,000 and $4,897,000, respectively. There were no income tax liabilities incurred in 2009 due to net operating loss carryforwards and the current year's loss.

NOTE 8 - LEASE COMMITMENTS

The Company leases two office facilities under operating leases expiring at various dates through 2014. Rent expense under the three office leases has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $49,641 at December 31, 2009. Total rent expense was $269,208 for the year.

Future minimum lease payments as of December 31, 2009 are:

Year ended December 31,	
2010	$176,908
2011	219,000
2012	244,000
2013	244,000
2014	20,333
Total	$904,241

NOTE 9 - CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm. Cash balances at commercial banks may from time to time exceed federally insured limits.

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 10 - RELATED PARTY TRANSACTIONS

The loan due from Ledge End Corp. is noninterest bearing and due on demand.

A former officer of the Company advanced himself a total of $190,266 before current management took control of the Company. Management has reserved 100% against the loan for accounting purposes, pending a decision on whether to enforce collection or to write the loan off as taxable compensation.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and Regulation 1.17 of the Commodity Futures Trading Commission, which require the Company to maintain minimum net capital, as defined. At December 31, 2009, the Company had net capital of $1,196,194, which was $1,080,346 in excess of its required net capital of $100,000. The Company's net capital ratio was .97 to 1.

NOTE 12 - SUBSEQUENT EVENT

During January and February 2010, the Company took drawdowns against the subordinated demand note payable aggregating $330,000. The drawdowns are evidenced by notes payable, are due on demand, and accrue interest at 7% per annum.

LEGEND MERCHANT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

LEGEND MERCHANT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

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